VIACOM INC.

SENIOR NOTES OFFERING - FINAL TERMS

Issuer Free Writing Prospectus

Dated June 7, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-162962

Issuer:	Viacom Inc.

Ratings:*	Baal (stable) / BBB+ (stable) / BBB+ (stable)

Format:	SEC Registered

Securities:	Senior Notes

Trade Date:	June 7, 2012

Settlement Date (T+5):	June 14, 2012

Interest Payment Dates:	The Senior Notes due 2022 (the “2022 Senior Notes”) will accrue interest from June 14, 2012 and will be payable semi-annually in arrears on
June 15 and December 15 of each year, beginning on December 15, 2012.

Principal Amount Offered Hereby:	$300,000,000

Maturity Date:	June 15, 2022

Price to Public:	98.553% per 2022 Senior Note

Gross Spread:	0.45%

Net Proceeds:	$294,309,000

Coupon:	3.125%

Yield to Maturity:	3.296%

Spread to Benchmark Treasury:	165 bps

Benchmark Treasury:	1.75% UST due 05/22

Benchmark Treasury Price / Yield:	100-30+ / 1.646%

Make-Whole Call:	Treasury Rate plus 25 bps

Par Call:	At any time on or after March 15, 2022, at 100% of the principal amount of the 2022 Senior Notes to be redeemed, plus accrued and unpaid interest to the date of redemption

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP:	92553P AM4

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

In addition to the Senior Notes described in the preliminary prospectus supplement dated June 7, 2012, the issuer is also reopening the $500,000,000 1.250% Senior Notes due 2015 issued on February 28, 2012.

Issuer:	Viacom Inc.

Ratings:*	Baal (stable) / BBB+ (stable) / BBB+ (stable)

Format:	SEC Registered

Securities:	1.250% Senior Notes due 2015 (the “2015 Senior Notes”, which are a reopening of the $500,000,000 1.250% Senior Notes due 2015 issued on February 28, 2012, and, together with the 2022 Senior Notes, the “Senior Notes”)

Trade Date:	June 7, 2012

Settlement Date (T+5):	June 14, 2012

Interest Payment Dates:	The 2015 Senior Notes will accrue interest from February 28, 2012 and will be payable semi-annually in arrears on February 27 and August 27 of each year, beginning on August 27, 2012.

Principal Amount Offered Hereby:	$100,000,000 (in addition to the $500,000,000 offered pursuant to the Prospectus Supplement dated February 23, 2012)

Maturity Date:	February 27, 2015

Price to Public:	100.026% of the principal amount plus accrued interest from February 28, 2012 in the amount of $368,055.56

Gross Spread:	0.25%

Net Proceeds (excluding accrued interest):	$99,776,000

Coupon:	1.250%

Yield to Maturity:	1.240%

Spread to Benchmark Treasury:	87.5 bps

Benchmark Treasury:	0.25% UST due 5/15

Benchmark Treasury Price / Yield:	99-21 1/4 / 0.365%

Make-Whole Call:	Treasury Rate plus 15 bps

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP:	92553P AK8

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional U.S. Federal Income Tax Considerations:

The following discussion supplements, and should be read in conjunction with, the discussion in the prospectus supplement under the heading “U.S. Federal Income Tax Considerations.” Terms used in but not defined in this discussion have the meanings ascribed to them elsewhere in the prospectus supplement or in “U.S. Federal Income Tax Considerations” in the prospectus supplement, dated June 7, 2012.

The 2015 Senior Notes offered hereby will be issued pursuant to a “qualified reopening” of the 1.250% Senior Notes due 2015 that were issued on February 28, 2012 with an issue price of 99.789% (the “Existing Notes”). For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, all of the 2015 Senior Notes offered hereby will be deemed to have the same issue date and the same issue price as the Existing Notes.

A portion of the price paid for the 2015 Senior Notes offered hereby will be allocable to unpaid stated interest that “accrued” prior to the date such 2015 Senior Notes are sold pursuant to this offering (the “Pre-Issuance Accrued Stated Interest”). The issuer intends to treat a portion of the first stated interest payment on the 2015 Senior Notes offered hereby in an amount equal to the Pre-Issuance Accrued

Stated Interest as a return of the Pre-Issuance Accrued Stated Interest and not as an amount payable on such 2015 Senior Notes. Amounts treated as a return of the Pre-Issuance Accrued Stated Interest should not be taxable to a U.S. Holder when received. Prospective investors should consult their own tax advisors regarding the Pre-Issuance Accrued Stated Interest.

It is expected that delivery of the Senior Notes will be made against payment therefor on or about June 14, 2012, which will be the 5th business day following the date of pricing of the Senior Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade those Senior Notes on the date of pricing or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or by email at prospectus.CPDG@db.com or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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